SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K/A


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of August 17, 2005


                              MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi Corporation plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

This Form 6-K includes our interim results for the three months ended June 30, 2005 (as previously furnished on Form 6-K on August
9, 2005). This Form 6-K is incorporated by reference into our Form F-3.



           David Beck, tel: +44 (0) 207 306 1490; email: david.beck@marconi.com

                                                            Investor enquiries:
           Salim Alam, tel: +44 (0) 207 306 1324, email: salim.alam@marconi.com Karen Keyes, tel: +44 (0) 207 306 1345, email: karen.keyes@marconi.com



                   MARCONI CORPORATION PLC: UNAUDITED RESULTS
                    FOR THE THREE MONTHS ENDED 30 JUNE 2005


London-3 August 2005- Marconi Corporation plc (LSE: MONI, NASDAQ: MRCIY) today announced results for the three months ended 30 June 2005.

Q1 HIGHLIGHTS (Continuing Operations)

-     Group revenue GBP285 million (Q1 FY05: GBP289 million, Q4 FY05:
      GBP346 million)
        +    Group revenues stable year on year
        +    Strong quarter for sales in APAC region, driven by increased
             Optical sales to Telstra
        +    Reduced Optical and Access sales in Europe
        +    Stability in BT and Data Networks(1) revenues


-    Adjusted Gross Margin(2)* of 30.2% (Q1 FY05: 32.2%; Q4 FY05: 31.8%);
     Gross Margin of 30.2% (Q1FY05:  32.5%; Q4FY05: 31.8%)

        +    Optical & Access Networks margin impacted by lower Optical sales and continued pricing pressure
        +    Quarter-on-quarter stability in Data Networks and Network Services


- Adjusted Loss from Operations(3)* of GBP6 million (Q1 FY05: loss of GBP2 million; Q4 FY05: profit of GBP21 million)
        +    Improved profitability delivered in US Data Networks
        +    Initial benefits from previously disclosed restructuring plans expected in the second half

- Loss from Operations of GBP36 million after share option costs and restructuring costs (GBP27 million) (Q1FY05: loss of GBP11 million; Q4FY05: profit of GBP9 million)


-   Key customer wins and orders
        +    New wins for next-generation Optical products with Vodafone Italy,
             Cable & Wireless, Belgacom and E-Plus
        +    Book to bill(4) of 1.14 in equipment, driven by UK access orders

-   Net funds GBP281 million at 30 June 2005

-   FY06 guidance reaffirmed


Mike Parton, Chief Executive, said "We achieved solid results in the quarter despite a very competitive marketplace. We have seen new wins for our next-generation products with customers such as Cable and Wireless and Vodafone. Our order book is healthy. We are reaffirming our guidance for the year.

----------------------------------
(1) The BBRS segment has been renamed "Data Networks" as outlined on page 6.
(2) Stated before restructuring costs, see page 4.
(3) Stated before restructuring costs and share options, see page 4.
(4) Book to bill is the ratio of order intake divided by the level of sales in any given period.

* See 'Non-GAAP measures, page 3.



                                   1




"The management team have been rebuilding the business since 2001, initially targeting to reduce the company's debt burden and improve our operating results. We have achieved both of these goals and focused the business on product and service areas where we continue to be world class. Despite continuous and significant changes in our industry's dynamics the business has been stabilised giving us the opportunity to consider the best future from this stronger base. We remain committed to maximising shareholder value and positioning the business for a successful long term future."



                                       2



NON-GAAP MEASURES

We use a number of non-GAAP performance measures in addition to GAAP performance measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Furthermore, such measures are consistent with those used internally by management to assess the performance of each of its businesses and to allocate resources. Where such non-GAAP performance measures are given, this is clearly indicated and the comparable GAAP measure is also given.

The non-GAAP measures that we use are:
  -    Adjusted gross profit;
  -    Adjusted gross margin %;
  -    Adjusted operating expenses;
  -    Adjusted operating profit/(loss); and
  - Net cash flow from operating activities before restructuring items and litigation.

An explanation of each of these measures is provided below.

Adjusted gross profit is defined as gross profit before restructuring items credited or charged to cost of sales. We believe that using adjusted gross profit after the exclusion of such items (which may vary significantly each period) provides a more accurate comparison of the underlying performance of our operating units, which in turn allows for a better understanding of actual trading performance and is thus more useful for evaluating the business on an ongoing basis. A reconciliation of gross profit to adjusted gross profit is presented in table III on page 15.

Adjusted gross margin % is calculated as adjusted gross profit divided by sales multiplied by 100.

Adjusted R&D expenses is defined as R&D expenses before share option expenses.

Adjusted operating expenses is calculated as operating expenses before restructuring costs (defined as costs associated with a restructuring programme that is planned and controlled by management and materially changes either the scope or conduct of the business), litigation items (which are separately disclosed by virtue of their size or incidence, in order that the financial statements give a true and fair view) and share option costs.

Adjusted operating profit/(loss) is calculated as operating profit/(loss) before restructuring costs, litigation items (see above), non-cash share option costs and the share of operating loss of associates..

We believe that adjusted R&D expenses, adjusted operating expenses and adjusted operating profit/(loss) are also more representative of the underlying performance of the operating units and are thus more useful for evaluating the business on an ongoing basis. These measures eliminate material one-off items and non-cash costs that are controlled centrally and are therefore more representative of the underlying performance of the operating units. Management reviews the performance of the operating units on this basis. In Note 10, Segment and related information disclosures of our Form 10-K for the year ended 31 March 2004, where we present adjusted operating loss by segment we refer to this as segment operating loss. A reconciliation of operating expenses to adjusted operating expenses is presented in table IV on page 16 and a reconciliation of operating loss to adjusted operating loss is presented in table V on page 16.

Net cash flow from operating activities before restructuring items and litigation is calculated as operating cash flow before restructuring costs (as defined above) and litigation items (see above). For the reasons noted above, we believe that this measure is more representative of the underlying performance of the business and is thus more useful for evaluating the business on an ongoing basis. A reconciliation of operating cash flow to operating cash flow before exceptional items is presented in table VI on page 17.




                                          3





OVERVIEW

Consolidated Income Statement
                                                    Three months ended
                                             30 June        31 March         30 June
GBP million                                     2005            2005            2004

Revenue
Continuing Operations                             285             346             289
Discontinued Operations                             -               -              50
                                        ------------- ---------------  --------------
                                        ------------- ---------------  --------------
Group                                             285             346             339
                                        ============= ===============  ==============

Adjusted Gross Profit*
Continuing Operations(1)                           86             110              93
Adjusted Gross Margin %*                        30.2%           31.8%           32.2%
Discontinued Operations                             -               -               9
                                        ------------- ---------------  --------------
                                        ------------- ---------------  --------------
Group1                                             86             110             102
Restructuring items
 - Continuing Operations                            -               -               1
                                        ------------- ---------------  --------------
                                        ------------- ---------------  --------------
Group Gross Profit(1)                              86             110             103
                                        ============= ===============  ==============
Group Gross Margin %                            30.2%           31.8%           30.4%

Adjusted Operating Expenses*                     (92)            (89)            (95)

Adjusted Profit/(Loss) from Operations*
Continuing Operations                             (6)              21             (2)
Restructuring and litigation items               (27)             (8)               1
Share option costs                                (2)             (4)            (10)
Share of operating loss of associate
                                                  (1)               -               -
                                        ------------- ---------------  --------------
Profit/(Loss) from Operations
Continuing Operations                            (36)               9            (11)
Discontinued Operations                             -               -               1
                                        ------------- ---------------  --------------
Group                                            (36)               9            (10)
                                        ============= ===============  ==============


--------------------------------
(1) FY05 stated before restructuring and litigation items, see page 11.
* See 'Non-GAAP measures, page 3.



                                       4




Continuing Operations Overview


Three months ended 30 June 2005 compared with three months ended 30 June 2004

At GBP285 million, revenues from Continuing Operations were stable compared to the three months ended 30 June 2004 on both a reported and constant currency basis (GBP289 million). A strong performance in APAC and an increased rate of broadband access network deployment in the UK, were offset by a decline in Data Networks revenue and lower Optical revenue in the UK & Italy.



Gross margin from Continuing Operations declined to 30.2 per cent from 32.5 per cent in the three months ended 30 June 2004. Adjusted gross margin* from Continuing Operations declined to 30.2 per cent from 32.2 per cent in the prior year, driven by pricing pressure and changes in business mix, with a decreased proportion of higher margin Optical products, an increased proportion of lower margin Access products and a higher percentage of Services sales.


After  adjusted  operating  expenses*  of GBP92  million in the quarter (Q1 FY05
GBP95 million), adjusted loss from operations* from Continuing Operations was GBP6 million compared to an adjusted loss from operations of GBP2 million recorded in the prior year.


The loss from Continuing Operations was GBP36 million, after share option costs of GBP2 million and restructuring costs of GBP27 million as we began to implement the restructuring plans announced in May 2005. This compared to a loss from Continuing Operations of GBP11 million in the three months ended 30 June 2004.

Three months ended 30 June 2005 compared with three months ended 31 March 2005

Sequentially, revenue decreased by 18 per cent reflecting the seasonal nature of our business with our highest sales in the fourth quarter and lowest in the first quarter. The three months ended 31 March 2005 represented a particularly strong quarter for Access sales, leading to a more marked quarter-on-quarter seasonal decline than in the previous financial year.



Gross profit and adjusted gross profit* decreased quarter-on-quarter from GBP110 million to GBP86 million largely as a result of the decline in sales volume and a higher proportion of lower margin Network Services sales.


Adjusted operating costs* were GBP92 million compared with GBP89 million in the previous quarter when we benefited from GBP5 million of grant income that offset R&D expenditure. Lower gross profit combined with higher operating costs led to an adjusted loss from operations* of GBP6 million compared to GBP21 million adjusted profit from operations* in the previous quarter.


An increase in restructuring costs of GBP19 million in the quarter resulted in a loss from Continuing Operations of GBP36 million compared to the profit from Continuing Operations of GBP9 million in the three months ended 31 March 2005.


Group Overview

Group revenues for the quarter were down on a year-on-year basis due to the disposal of the North American Outside Plant & Power business in August 2004. We did not record any further revenues from Discontinued Operations in the quarter.

Summary of IFRS Changes

We are reporting under International Financial Reporting Standards (IFRS) for the first time this quarter. All FY05 comparatives, by quarter, have been restated under IFRS and are presented in Appendix VII.

The main changes to the income statement result from the cessation of goodwill amortisation under IFRS. Included within operating costs is amortisation of capitalised development costs of GBP2 million, which is offset by capitalisation of GBP2 million of applicable development costs in the 3 months ended 30 June 2005. In line with IAS 38, we capitalise certain development costs under the caption "Intangible assets", which appears for the first time on the balance sheet at 30 June 2005. There is also a small brought-forward adjustment in the accounting for retirement benefit obligations.


* See 'Non-GAAP measures, page 3.



                                        5




On the balance sheet at 30 June 2005, goodwill appears higher than that reported in the previous quarter under UK GAAP, due to the cessation of goodwill amortisation since 1 April 2004.

Presentation of restructuring costs, share of losses in associates, investment income and finance costs in the income statement reflect the impact of presentational adjustments required under IFRS.

Segment Reporting

We continue to report under our existing business segments.

Effective  1 April  2005,  we are  providing  additional  analysis of our Access
Networks revenues to reflect the way the product groupings are now being overseen at a regional level. All SoftSwitch and legacy switching revenues are reported under "Switching Products" while Access Hub and legacy access products are grouped together as "Access Products". Fixed Wireless Access comprises our range of point-to-point and point-to-multipoint radio access equipment.

We have renamed our BBRS segment "Data Networks".


BUSINESS UPDATE

Book to bill(1)

Book to bill from Continuing Operations was 1.01 for the three months ended 30 June 2005 which is comparable to the prior quarter and an improvement on the book to bill of 0.91 recorded in three months ended 30 June 2004.

Equipment book to bill ratio at 1.14 increased both year-on-year (Q1 FY05: 0.98) and quarter-on-quarter (Q4 FY05: 0.94) mainly as a result of strength in UK Access orders.


Key wins


We have announced the following key wins since our results in May:

Optical Networks
During the quarter, we announced three customers for our next-generation multiservice provisioning platform (MSPP).

    - We were awarded a five-year frame contract by Cable & Wireless and will supply a range of transport services including access and customer-located solutions.

    - Existing SDH customer Belgacom will use the OMS1664 to deliver new services whilst reducing operating and capital expenditure.

    - E-Plus, Germany's third largest mobile operator, will deploy Marconi's OMS1654 multiservice provisioning platform in its national customer access network in areas that require high bandwidth or high port density.

We also recently completed the deployment of two submarine links for Vodafone Italy, demonstrating new optical core (DWDM) functionality.

Data Networks
We announced the first win for our newly launched Marconi Service Router, part of Marconi's portfolio of carrier-grade IP service delivery systems. US service provider, Dalton Utilities, will deploy the Marconi Service Router to support multiple virtually routed customers on a single system.




(1) Book to bill is the ratio of order intake divided by the level of sales in any given period.




                                       6



Key Customer Overview


Our major customers (in alphabetical order) are BT, E-Plus, Metro City Carriers (Germany), Network Rail, O2, Telecom Italia, Telkom South Africa, Telstra, US Federal Government, and Vodafone.


In the three months ended 30 June 2005, our ten largest customers accounted for 55 per cent of revenue from Continuing Operations in the quarter. The ten largest customers accounted for 52 per cent of revenue from Continuing Operations in the three months ended 30 June 2004.

BT Revenue

Sales to BT at GBP77 million were stable on the prior quarter and the same quarter last year. BT continues to be our largest customer, representing 27 per cent of sales in the quarter ended 30 June 2005 (Q4 FY05: 22 per cent, Q1 FY05:
26 per cent).

With the exception of Optical, sales were stable or up on the previous quarter. Sales of our broadband access platform, the Access Hub, increased to GBP9 million in the quarter, as BT continued to increase broadband penetration, and this has driven an associated increase in Installation, Commissioning & Maintenance revenues. Legacy Switching and Access sales benefited from initial last-time-buys resulting from the phasing out of System X hardware manufacturing. We also received new orders for software builds which will contribute to future Legacy Switching revenues. Finally, our next-generation Optical and Access products have now been approved for deployment in the BT network and we have taken orders for deployment in the coming quarters.


BT Revenue, 3 months ended 30 June 2005

                                                                                  3 months ended
                                                           30 June 2005            31 March 2005           30 June 2004
GBP million
Services of which:
       Cable Services                                                25                       25                     28
       IC&M and Support                                              23                       21                     16
Optical                                                              10                       15                     24
Legacy Switching & Access                                            10                        7                     10
Broadband Access                                                      9                        7                      1

                                                     -------------------------------------------------------------------

Total Revenue                                                        77                       75                     79
                                                     ===================================================================




OUTLOOK

We are maintaining our previous guidance for the current financial year.

    + Revenues are expected to be at a similar level to FY05 despite our continued expectation of a decline of around GBP50 million in revenues from BT as they move to implement their 21CN network

    + Gross margins will be impacted by continuing fierce pricing pressure and changing business mix

We continue to target business cost reductions to counter the pricing pressure we are seeing and reiterate our overall target savings of approximately GBP50 million on an annualised basis, around half of which we expect to be realised in FY06.

In the UK, consultation with trade unions and employee representatives is progressing amicably through a collective consultation process and we expect initial headcount reductions, under our previously disclosed proposals, to commence towards the end of the second quarter.

We are making good progress with our plans to introduce competitive sourcing amongst our outsourced manufacturing partners. During the quarter, we registered a marked increase in shipments of our Metro SDH OMS1664 product from Celestica in Malaysia and have now established production of our Access Hub with Celestica in the Czech Republic.

The management team have been rebuilding the business since 2001, initially targeting to reduce the company's debt burden and improve our operating results. We have achieved both of these goals and focused the business on product and service areas where we continue to be world class. Despite continuous and significant changes in our industry's dynamics the business has been stabilised giving us the opportunity to consider the best future from this stronger base. We remain committed to maximising shareholder value and positioning the business for a successful long term future.



                                       7




RESULTS OF OPERATIONS


Set out below are the results of our operating segments. A reconciliation of our adjusted operating results* to our loss from operations is set out in Table V on page 16 and commented upon on page 10.



Optical and Access Networks
                                                               Three months ended

                                                      30 June        31 March         30 June
                                                         2005            2005            2004

Revenue (GBPm)
       Optical Networks                                    68              87              77
       Access Networks:                                    73             100              60
------------------------------------------------------------------------------------------------
           Fixed Wireless Access                           23              35              19
           Switching Products                              18              16              20
           Access Products                                 32              49              21
------------------------------------------------------------------------------------------------



                                                   -------------  --------------  --------------
                                                          141             187             137
Book to bill ratio                                       1.16            0.84            1.01
Gross Profit (GBPm)                                        49              70              47
Adjusted Gross Profit2* (GBPm)                             49              70              46
Gross Margin %                                          34.8%           37.4%           34.3%
Adjusted Gross Margin %*                                34.8%           37.4%           33.6%
Adjusted Profit / (Loss)5 from operations* (GBPm)          (6)             23             (8)





Revenue from Optical Networks declined by 12 per cent from GBP77 million in the quarter ended 30 June 2004 to GBP68 million in the quarter ended 30 June 2005. Reduced demand from major European optical customers such as BT and TI was partially offset by a strong performance in APAC where we are experiencing a marked increase in demand from Telstra under our multi-year Optical deployment programme and an increase in sales of metro transport products to Brasil Telecom.

In addition to the typical seasonal downturn in demand in the first quarter of our financial year, the sequential reduction in Optical revenues was largely due to the reduced spend by BT and TI as our customers optimise existing network capacity, as well as the phasing of network build projects for Scandinavian and other Italian operators. Sales to Telstra increased as a result of the supply of Multihaul DWDM equipment for the Melbourne - Sydney project.

Revenue growth in Access Networks compared to the first quarter of the previous year was driven by Access products, with increased broadband network deployments at BT and Bulldog in the UK and Metro City Carriers in Germany. We also recorded an increase in sales of our Access Hub to Primus. An increase in network build by German mobile operator, E-Plus was the main contributor to the growth in Fixed Wireless Access revenues.

On a sequential basis, Access Products revenue decreased to GBP32 million from GBP49 million in the quarter ended 31 March 2005. Within Access Products, Access Hub revenue represented GBP20 million, compared to GBP34 million in the previous quarter as the reduced sales to TI were only partially offset by continuing strength in revenues from BT's broadband roll-out and an increase in Access Hub sales to Telkom South Africa. The decline in Fixed Wireless Access revenues was driven by a reduction in deliveries to Vodafone in Germany following an exceptionally strong fourth quarter at the end of the customer's financial year. The increase in Switching Products revenue was due to first deliveries under a number of last time buy orders for System X hardware in the UK.


(1) Segmental Adjusted Operating Profit* before Central costs of GBP8 million in Q1 FY06 (GBP7 million in Q1 FY05) before share option costs, and restructuring and litigation items.
(2) Adjusted Gross Profit* stated before restructuring costs, see page 11.

* See 'Non-GAAP measures, page 3.


                                       8



Strength in book to bill for Optical and Access Networks was largely due to last time buy orders for legacy Switching Products in the quarter. Increased orders under the Telstra optical frame contract included additional work on the Melbourne-Sydney route as well as a new Sydney-Brisbane link. In Germany, orders increased under our new SDH contract with E-Plus and our DWDM contract with T-Com.



The improved performance in gross profit and margin as well as improvements in adjusted gross profit and margin* compared to the first quarter of the previous financial year has largely been driven by the benefits of ongoing product cost reductions, partially offset by continued pricing pressure. The product cost reductions have focused on our next-generation product portfolio, in particular our Multihaul DWDM and OMS optical platforms as well as our Access Hub. Lower sales volumes and a change in mix within Optical were the main drivers of the declines in adjusted gross profit and margin compared to the prior quarter.


Adjusted loss from operations* was GBP6 million, a GBP2 million decrease on the GBP8 million loss in the first quarter of the previous year. This was a result of the improvement in adjusted gross profit*. The lower adjusted profitability compared to the previous quarter was driven by reductions in gross profit and R&D grant income.



Data Networks
                                                             Three months ended

                                                      30 June      31 March       30 June
                                                         2005          2005          2004

Revenue (GBPm)
       Data Networks Equipment                             14            18            24
       Data Networks Services                              14            12            14
                                                   -------------  ------------ -------------
                                                           28            30            38
Book to bill ratio                                       0.86          1.02          0.69
Gross Profit & Adjusted Gross Profit* (GBPm)               17            18            24
Gross Margin & Adjusted Gross Margin* %                 60.7%         60.0%         63.2%
Adjusted Profit from operations* (GBPm)                     4             3             8


The GBP10 million reduction in revenue from Data Networks compared to the first quarter of the previous year was driven by reduced equipment deliveries to the US Federal Government. The first quarter of the previous financial year included deliveries under a previously disclosed major contract for the supply of BXR-48000 multi-service switch routers, whilst the first quarter results this year reflect the continued pressure on Federal communication network budgets. Revenue from Data Networks services remained stable year-on-year as we continued to successfully secure product support and value-added service business with both Federal and non-Federal customers.

The GBP2 million reduction in revenue compared to the previous quarter resulted from a decline in equipment revenues, which was partially offset by an increase in support services to US Federal Government customers.

Book to bill ratio for the quarter was 0.86. The increase on the prior year was due to the major BXR-48000 order mentioned above. The renewal of a major Federal Government support contract signed in March 2005 drove the higher order intake recorded in the prior quarter.



The decrease in gross profit, gross margin percentage, adjusted gross profit* and adjusted gross margin percentage* compared to the first quarter of the previous year resulted from the change in business mix, with sales of the higher margin BXR-48000 replaced by a higher proportion of lower margin third party OEM equipment (BXR-5000). Compared to the previous quarter, the mix impact was offset by the benefits of cost reduction programmes in Data Networks services, resulting in a slight improvement in gross margin and adjusted gross margin*.


We have made solid progress with our previously announced business restructuring and headcount realignment programmes in North America, which resulted in over 150 employees leaving the business. The resulting operating cost savings were a major contributor to the improvement in adjusted profit from operations* compared to the previous quarter.


* See 'Non-GAAP measures, page 3.



                                          9




Network Services

                                                             Three months ended
                                                      30 June      31 March        30 June
                                                         2005          2005           2004


Revenue (GBPm)
       IC&M                                                52            60             48
       VAS                                                 64            69             66
                                                   -------------  ------------ --------------
                                                          116           129            114
Book to bill ratio                                       0.86          1.27           0.86
Gross Profit & Adjusted Gross Profit* (GBPm)               20            22             23
Gross Margin & Adjusted Gross Margin* %                 17.2%         17.1%          20.2%
Adjusted Profit from Operations* (GBPm)                     4             3              5


Two major factors contributed to the GBP2 million increase in revenue from Network Services compared to the same period in the previous financial year: i) a non-recurring wireless software licence sale to a North American customer in VAS and ii) increased IC&M revenues following the increased rate of broadband access deployments in the UK. These more than offset lower revenues from VAS due to the previously disclosed completion of a long-term government contract in the prior year.

The GBP13 million decrease in Network Services revenue compared to the previous quarter reflects a reduction in IC&M revenues as a result of lower equipment sales to a number of our major European Optical customers. This was combined with lower revenues in VAS, primarily under a major rail contract, which is nearing completion.

At 0.86, book to bill ratio was in line with the level recorded in the first quarter of the previous year. The higher ratio recorded in the three months ended 31 March 2005 was driven by the large multi-year Tube Lines joint venture order recorded in the prior quarter.



The reduction in gross profit, gross margin, adjusted gross profit* and adjusted gross margin* compared to the first quarter of the previous year reflects the impact of completion of the high value-add government services contract mentioned above. Compared to the previous quarter, we have maintained a relatively stable gross margin and adjusted gross margin* as the impact of lower volumes has been offset by the high margin attributable to the non-recurring software licence sale.

Adjusted profit from operations* declined by GBP1 million year-on-year due to the lower gross profit contribution. When compared to the previous quarter, operating cost savings more than offset the reduction in gross profit, leading to a GBP1 million increase in adjusted profit from operations*.




Other Financial Items



Operating expenses

Three months ended 30 June 2005

Operating expenses increased by GBP20 million from GBP101 million in Q4FY05 to GBP121 million this quarter, which reflects the impact of restructuring costs of GBP27 million. Year-on-year, operating expenses increased by GBP16 million.

Adjusted operating expenses*


Three months ended 30 June 2005

We maintain our focus on operating cost reduction plans and have reduced adjusted operating expenses* from GBP95 million in the first quarter of the previous year to GBP92 million.

This compares to GBP89 million of net costs incurred in the previous quarter, when we benefited from the receipt of GBP5 million of grant income in support of key R&D programmes. Sales & Marketing (GBP32 million) costs decreased as the business restructuring initiatives in the US began to deliver cost reductions. General & Administration costs (GBP16 million) remained stable quarter-on-quarter. The cost reduction programmes for G&A are ongoing and are expected to deliver benefits later in the second half of the financial year. At the end of June 2005, we had 9,550 employees, compared to 9,810 at 31 March 2005.



* See 'Non-GAAP measures, page 3.


                                      10





R&D Expenditure by Business

As % of Total Adjusted R&D Expenditure*(1) (Continuing Operations)

                                            3 months ended 30 June      3 months ended 30 June
                                                     2005                       2004

             Optical and Access                       84%                        76%
             Data Networks                            13%                        21%
             Network Services                         3%                          3%


In line with our previously stated strategy for Data Networks, we have targeted cost savings in R&D and refocused expenditure towards IP-related features and functionality. Of the total spend in the quarter, approximately 50% was IP-focused with continued investment in our recently launched carrier grade service router and new plug-in IP blades for our BXR range.

As a result, the proportion of total R&D spend on Optical and Access Networks has risen above 80 per cent. In Optical, we have refocused our programmes towards our next-generation product portfolio, with particular emphasis on our optical core solutions (Multihaul DWDM, the OMS3200 family, the OMS1664 family) and are investing our new Ethernet transport solution the OMS2400. In Access Networks, future releases of our Access Hub platform will focus on delivering new services such as triple play and interworking with IP networks. As previously disclosed, we are reducing expenditure on BT-specific features for our SoftSwitch platform and prioritising development towards features required for the international and alternative carrier markets.

Restructuring and litigation items

In the quarter, we incurred a total charge to the Income Statement of GBP27 million relating to our previously announced cost reduction programmes in the UK and North America. This comprised a GBP27 million increase in restructuring provisions, of which approximately GBP4 million was utilised in the period, to cover both the cost of severance payments and site closures.

Share option costs were GBP2 million in the quarter, down slightly on the prior quarter (GBP4 million). The reduced charge was due to a lower National Insurance liability accrual following the recent decrease in the share price.

Higher share option costs in the first quarter of last year were incurred to account for share options, which vested in the prior year.

Loss from Operations amounted to GBP36 million and comprised our adjusted operating loss* of GBP6 million, restructuring costs of GBP27 million, share option costs of GBP2 million and our share of the operating loss of associates of GBP1 million.

Loss on ordinary activities before taxation amounted to GBP34 million. We earned investment income of GBP40 million, including bank interest (GBP3 million), interest earned on tax repayments (GBP2 million) and expected returns on pension scheme assets (GBP35 million). This was partially offset by finance costs of GBP38 million, of which GBP36 million related to the pension scheme. Previously under UK GAAP, expected returns on pension assets were netted against interest on pension liabilities. IFRS requires these gross amounts to be shown separately.

Taxation in the three months ended 30 June 2005 was GBPnil due to the utilisation of tax losses.

Consequently, the loss on ordinary activities after taxation amounted to GBP34 million.

Liquidity, capital resources and working capital

The definition of operating cash flow changed under IFRS from UK GAAP. Net funds from operating activities now includes the cash impact of income tax and interest paid. Table VI set out on page 17 follows the IFRS format and comparative periods have been restated on page 20 to reflect the change.

-------------------------------------
(1) Stated before share option costs.

*See 'Non-GAAP measures, page 3.


                                    11




The Group recorded a GBP10 million net outflow from operating activities in Continuing Operations before restructuring items during the three months ended 30 June 2005. This compared to a GBP15 million inflow during the previous quarter and an GBP11 million inflow in the corresponding quarter of the previous financial year.

The outflow in the quarter was driven largely by the reduction in operating profitability (GBP9 million loss from operations before restructuring items compared to GBP15 million profit in the previous quarter) and further inventory build (GBP19 million outflow compared to GBP6 million outflow in the previous quarter). This was partially offset by net tax refunds of GBP11 million as we continued to settle historical tax disputes.

Inventory increased in the quarter as a result of the deferred phasing of sales to European customers. In addition, we built up inventory to support an increase in Multihaul DWDM and OMS 1664 orders , and inventory of System X hardware in support of the previously mentioned last time buy programme.

The decrease in debtors was in line with the overall reduction in business volumes compared to the previous quarter. We factored GBP22 million of debtors in the quarter.

The decrease in creditors and consequent cash outflow was driven by a net reduction of trade creditors, payment of annual all-employee bonuses and previous payments in advance traded on contracts.

Net funds at 30 June 2005 amounted to GBP281 million, which consisted of cash of GBP319 million and debt of GBP38 million held in overseas subsidiaries. This compared to net funds of GBP297 million at 31 March 2005.

In addition to operating and restructuring outflows, we had capital expenditure of GBP6 million. This was partly offset by interest and disposal income and a foreign exchange gain.


Balance Sheet

Provisions stood at GBP165 million at 30 June 2005 (Q4 FY05 GBP145 million). Included in the closing provision is GBP47 million (Q4 FY05 GBP24 million) in respect of restructuring.

As a result of our May reorganisation announcement, we identified headcount and cost reductions to be undertaken from the beginning of the current financial year. In order to provide for the costs to be incurred on plans initiated at the balance sheet date, we have created a provision of GBP29 million, GBP27 million to the profit and loss account and GBP2 million held in other debtors to be amortised in future quarters.




* See 'Non-GAAP-measures, page 3.


                                      12

2005 Financial Calendar

Financial calendar events are provisionally scheduled as follows:

3 November - Q2 Interim results for the three and six months ending
             30 September 2005

28 November - Annual General Meeting for the year ended 31 March 2005


Important Notice
This report is prepared under International Financial Reporting Standards (IFRS) and should be read in conjunction with the Group's Non-Statutory Accounts for the three months ended 30 June 2005.



About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The Company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The Company's customer base includes many of the world's largest telecommunications operators.

The Company is listed on the London Stock Exchange under the symbol MONI and on Nasdaq under the symbol MRCIY.

Additional information about Marconi Corporation plc can be found at www.marconi.com.



                                        13


SUPPORTING TABLES


I.       ANALYSIS OF REVENUE BY PRODUCT AREA

                                                     Three months ended
                                               30 June      31 March       30 June
      GBP million                                 2005          2005          2004

      Optical Networks                              68            87            77
      Access Networks                               73           100            60
          Fixed Wireless Access                     23            35            19
          Switching products                        18            16            20
          Access Products                           32            49            21
                                          -------------  ------------  ------------
      Optical and Access Networks                  141           187           137

      Data Networks Equipment                       14            18            24
      Data Networks Services                        14            12            14
                                          -------------  ------------  ------------
      Data Networks                                 28            30            38

      IC&M                                          52            60            48
      VAS                                           64            69            66
                                          -------------  ------------  ------------
      Network Services                             116           129           114

                                          -------------  ------------  ------------
      Continuing Operations                        285           346           289
                                          =============  ============  ============




II.      ANALYSIS OF REVENUE BY GEOGRAPHICAL DESTINATION

                                                                Three months ended
                                             30 June 2005            31 March              30 June
                                                 2005                   2005                 2004

                                              GBPm         %        GBPm         %     GBPm          %

         United Kingdom                        109     38.2%        128      37.0%      109      37.7%
         Italy                                  17      6.0%         35      10.1%       28       9.7%
         Germany                                52     18.2%         72      20.8%       47      16.3%
         Other EMEA                             36     12.6%         51      14.7%       40      13.8%
                                           ---------  --------  --------- ---------- --------  ---------
         EMEA                                  214     75.0%        286      82.6%      224      77.5%

         NA                                     34     12.0%         28       8.1%       38      13.2%
         CALA                                   12      4.2%         10       2.9%        9       3.1%
         APAC                                   25      8.8%         22       6.4%       18       6.2%

                                           ---------  --------  --------- ---------- --------  ---------
                                           ---------  --------  --------- ---------- --------  ---------
         Continuing Operations                 285      100%        346     100%        289       100%
                                           =========  ========  ========= ========== ========  =========





                                         14



III.     ANALYSIS OF GROSS PROFIT AND GROSS MARGIN BY PRODUCT AREA

                                                              Three months ended
                                                         30      31 March               30
                                                       June                           June
       GBP million                                     2005          2005             2004



       Adjusted gross profit by business*
       Optical and Access Networks                       49            70               46
                                                      34.8%         37.4%            33.6%
       Data Networks                                     17            18               24
                                                      60.7%         60.0%            63.2%
       Network Services                                  20            22               23
                                                      17.2%         17.1%            20.2%

                                                  ------------  ------------  ---------------
       Continuing Operations                             86           110               93
                                                  ============  ============  ===============
       Adjusted gross margin %*                       30.2%         31.8%            32.2%

       Restructuring items credited to cost of sales
       Optical and Access Networks                        -             -                1
                                                  ============  ============  ===============

       Gross profit by business
       Optical and Access Networks                       49            70               47
                                                      34.8%         37.4%            34.3%
       Data Networks                                     17            18               24
                                                      60.7%         60.0%            63.2%
       Network Services                                  20            22               23
                                                      17.2%         17.1%            20.2%

                                                  ------------  ------------  ---------------
       Continuing Operations                             86           110               94
                                                  ============  ============  ===============
       Gross margin %                                 30.2%         31.8%            32.5%



* See 'Non-GAAP measures, page 3.


                                       15






IV.      ANALYSIS OF OPERATING EXPENSES


                                                                Three months ended
                                                          30 June     31 March       30 June
       GBP million                                           2005         2005           2004



       Research and Development (before share
         option costs)                                         45           40             43
       Sales and Marketing (before share option
         costs)                                                32           34             34
       General & Administration (before share
         option costs and restructuring and                    16           16             18
       litigation items)
       Net Other Operating Income                             (1)          (1)              -
                                                       -----------  -----------  ------------
       Adjusted Operating Expenses*                             92           89            95
       Restructuring and litigation items charged to            27            8             -
       operating expenses
       Share option costs                                        2            4            10
                                                       -----------  -----------  ------------
       Operating Expenses -
         Continuing Operations                                 121          101           105
                                                       ===========  ===========  ============



V.       ANALYSIS OF OPERATING RESULTS



                                                               Three months ended
                                                      30 June     31 March         30 June
       GBP million                                       2005         2005            2004

       Optical and Access Networks                        (6)           23             (8)
       Data Networks                                        4            3               8
       Network Services                                     4            3               5
       Central costs                                      (8)          (8)             (7)
       Other                                                -            -               -
                                                    ------------ ------------  --------------
       Adjusted profit/(loss) from operations*            (6)           21             (2)

       Restructuring and litigation items                (27)          (8)               1
       Share option costs                                 (2)          (4)            (10)
       Share of operating loss of associates              (1)            -               -
                                                    ------------ ------------  --------------
       Profit/(loss) from Continuing Operations
                                                         (36)            9            (11)
                                                    ============ ============  ==============


* See 'Non-GAAP measures, page 3.

                                       16






VI.      OPERATING CASH FLOW

       GBP million
       3 months ended                                            30 June 2005            31 March          30 June
                                                                                             2005             2004


       Continuing Operations

       (Loss)/Profit from operations                                     (36)                   9             (11)
       Restructuring and litigation                                        27                   8              (1)
                                                              ------------------ -------------------  -----------------

       (Loss)/Profit from operations before restructuring                 (9)                  17             (12)
         and litigation*


         Depreciation charge                                                8                   9               10
         Amortisation of intangibles                                        2                   2                2
         Shares to be issued related to share options                       3                   4                8

                                                              ------------------ -------------------  -----------------
       Operating cash flow before movements in working
         capital                                                            4                  32                8

         Increase in inventories                                         (19)                 (6)                1
         Decrease/(increase) in receivables                                33                (49)               34
         (Decrease)/increase in payables                                 (34)                  45             (19)
         Decrease in provisions                                           (4)                 (6)              (5)

                                                              ------------------ -------------------  -----------------
       Cash generated by operations                                      (20)                  16               19

       Income taxes received/(paid)                                        11                 (1)              (2)
       Interest paid                                                      (1)                   -              (6)

                                                              ------------------ -------------------  -----------------
       Net cash from operating activities                                (10)                  15               11
       Discontinued operations                                              -                   -              (3)
       Cash outflow from restructuring and litigation                     (6)                 (7)             (26)
                                                              ------------------ -------------------  -----------------
      Group operating cash flow                                          (16)                   8             (18)
                                                              ================== ===================  =================



* See 'Non-GAAP measures, page 3.


                                       17







VII.     IFRS QUARTERLY COMPARATIVES - INCOME STATEMENT

       GBP million                               30 June         30 September          31 December           31 March
                                                    2004                 2004                 2004               2005

       Revenue                                       289                  305                  330                346
       Cost of sales                               (195)                (200)                (220)              (236)

                                       ------------------  ------------------- -------------------  -----------------
       Gross profit                                   94                  105                  110                110

       Selling & distribution expenses
                                                    (36)                 (36)                 (35)               (35)
       Research & development costs
                                                    (44)                 (48)                 (47)               (40)
       Administrative expenses                      (25)                 (23)                 (21)               (19)
       Restructuring costs                           (2)                  (1)                  (5)                (8)
       Other operating income                          2                    -                    -                  1

                                       ------------------  ------------------- -------------------  -----------------
       (Loss)/Profit from operations                 (11)                  (3)                   2                  9

       Investment income                               39                   37                  36                 36
       Finance costs                                 (57)                 (46)                (35)               (37)

                                       ------------------  ------------------- -------------------  -----------------
       (Loss)/Profit before tax                      (29)                 (12)                   3                  8
       Tax                                              3                  (3)                 (1)                 49

                                       ------------------  ------------------- -------------------  -----------------
       (Loss)/Profit from Continuing
       Operations                                    (26)                 (15)                   2                 57
       Profit from Discontinued
       Operations                                       1                   81                   -                 19
                                       ------------------  ------------------- -------------------  -----------------
       (Loss)/Profit for the period                  (25)                   66                   2                 76
                                       ==================  =================== ===================  =================


                                       18



VIII.    IFRS QUARTERLY COMPARATIVES - BALANCE SHEET

       GBP million                                 30 June       30 September    31 December 2004    31 March 2005
                                                      2004               2004

       Non current assets
       Goodwill                                        390                390                 390              390
       Other intangible assets                           7                  6                   7                9
       Property, plant & equipment                     118                114                 115              116
       Interests in associates                           6                  5                   5                3
       Available for sale investments                    3                  3                   3                5
       Trade & other receivables                         4                  5                   5                1
                                              -------------   ----------------   ----------------   --------------
                                                       528                523                 525              524
                                              -------------   ----------------   ----------------   --------------
       Current assets
       Inventories                                     143                156                 167              162
       Trade & other receivables                       327                338                 332              369
       Tax receivables                                   -                  -                   -               22
       Cash & cash equivalents                         473                374                 349              334
                                              -------------   ----------------   ----------------   --------------
                                                        943                868                848              887
                                              -------------   ----------------   ----------------   --------------
                                                                                                    --------------
       Non-current assets classified as held
       for sale                                         126                  -                  -                -
                                              -------------   ----------------   ----------------   --------------
                                                      1,597              1,391              1,373            1,411
                                              =============   ================   ================   ==============

       Current liabilities
       Trade & other payables                         (394)              (409)              (411)            (437)
       Tax liabilities                                (101)              (114)               (98)             (55)
       Bank overdrafts & loans                         (18)               (16)               (14)             (15)
                                              -------------   ----------------   ----------------   --------------
                                                      (513)              (539)              (523)            (507)
                                              -------------   ----------------   ----------------   --------------
       Non-current liabilities
       Bank loans                                     (265)               (21)               (22)             (21)
       Trade & other payables                          (23)                (5)                (6)              (6)
       Retirement benefit obligation                  (234)              (244)              (246)            (230)
       Long-term provisions                           (183)              (179)              (160)            (145)
       Obligations under finance leases                 (2)                (2)                (2)              (1)
                                              -------------   ----------------   ----------------   --------------
                                                      (707)              (451)              (436)            (403)
                                              -------------   ----------------   ----------------   --------------
                                                                                                    --------------
       Liabilities directly associated with
       non-current assets classified as held           (44)                  -                  -                -
       for sale
                                              -------------   ----------------   ----------------   --------------
       Total liabilities                            (1,264)              (990)              (959)            (910)
                                              =============   ================   ================   ==============
                                                                                                    --------------
                                              -------------   ----------------   ----------------   --------------
       NET ASSETS                                       333                401                414              501
                                              =============   ================   ================   ==============

       Capital & reserves
       Share capital                                     50                 51                 52               52
       Share premium account                              1                  2                  3                4
       Shares to be issued                               36                 30                 26               28
       Capital reserve                                    9                  9                  9                9
       Capital reduction reserve                        241                241                241              186
       Retained earnings                                (5)                 66                 82              221
                                              -------------   ----------------   ----------------   --------------
       Equity attributable to equity
       holders of parent company                        332                399                413              500

       Minority interest                                  1                  2                  1                1

                                              -------------   ----------------   ----------------   --------------
       TOTAL EQUITY                                     333                401                414              501
                                              =============   ================   ================   ==============

                                       19



IX.      IFRS QUARTERLY COMPARATIVES - CASH FLOW STATEMENT

       GBP million                               30 June         30 September          31 December           31 March
                                                    2004                 2004                 2004               2005

       Net cash outflow from
       operating activities                         (18)                 (27)                    5                  8

       Investing activities

       Purchases of property, plant &
       equipment                                     (5)                  (5)                 (11)               (14)
       Capitalised development costs
                                                     (2)                  (1)                  (3)                (4)
       Disposals of property, plant &
       equipment                                       1                    -                    2                  -
       Disposals of interests in
       subsidiaries                                  (4)                  195                 (34)                 27
       Disposal of interests in
       associates & joint ventures                     -                    -                   15               (30)
       Income from loans, deposits &
       investments                                     4                    3                    2                  2

                                       ------------------  ------------------- -------------------  -----------------
       Net cash (used in)/from
       investing activities                           (6)                  192                (29)               (19)
                                       ------------------  ------------------- -------------------  -----------------

       Financing activities

       Repayments of borrowings                         -                  (2)                 (1)                (1)
       Loan Note repayments                          (23)                (247)                   -                  -
       Redemption premium                             (3)                 (25)                   -                  -
       Issue of ordinary shares                         -                    2                   1                  1

                                       ------------------  ------------------- -------------------  -----------------
       Net cash used in financing
       activities                                    (26)                (272)                   -                  -
                                       ------------------  ------------------- -------------------  -----------------

       Net decrease in cash and cash
       equivalents                                   (50)                (107)                (24)               (11)
                                       ------------------  ------------------- -------------------  -----------------

       Cash and cash equivalents at
       the beginning of the period
                                                      519                  473                 374                349

       Effect of foreign exchange
       rate changes                                     4                    8                 (1)                (4)

                                      ===================  =================== ===================  =================
       Cash and cash equivalents at
       the end of the period                          473                  374                 349                334
                                       ==================  =================== ===================  =================



                                       20


MARCONI CORPORATION PLC GROUP

NON-STATUTORY ACCOUNTS (UNAUDITED)


For the three months ended 30 June 2005


                                       21


CONSOLIDATED INCOME STATEMENT

                                                                       3 months ended
                                                                             30 June
GBP million                                                  Note           2005        2004


Continuing Operations
 Revenue                                                        2            285         289
                                                                    ------------ -----------

Loss from operations                                            3           (36)        (11)
                                                                    ------------ -----------

Investment income                                               5             40          39
Finance costs                                                   6           (38)        (57)

                                                                    ------------ -----------
Loss on ordinary activities before taxation                                 (34)        (29)

Tax credit on loss on ordinary activities                      7a              -           3

                                                                    ------------ -----------
Loss for the period from Continuing Operations                              (34)        (26)
Profit for the period from Discontinued Operations              8              -           1
                                                                    ------------ -----------
Loss for the period                                                         (34)        (25)
                                                                    ============ ===========

Attributable to:
Equity holders of the parent company                                      (34)        (25)
Minority interest                                                            -           -
                                                                    ------------ -----------

                                                                          (34)        (25)
                                                                    ============ ===========

Earnings per share:

Continuing Operations

Basic and diluted loss per share                                9      (16.3p)     (12.5p)

Discontinued Operations

Basic and diluted  profit per share                             9            -        0.5p



                                       22




CONSOLIDATED BALANCE SHEET

                                                                           30 June       31 March
GBP million                                                  Note             2005           2005

Non-current assets
Goodwill                                                                       390            390
Other intangible assets                                                          9              9
Property, plant and equipment                                                  117            116
Interests in associates                                                          3              3
Available for sale investments                                                   5              5
Trade and other receivables                                  11                  4              1
                                                                    ---------------  ------------
                                                                               528            524
                                                                    ---------------  ------------

Current assets
Inventories                                                  10                182            162
Trade and other receivables                                  11                332            369
Tax receivables                                                                  5             22
Cash at bank and in hand                                                       319            334
                                                             12
                                                                    ---------------  ------------
                                                                               838           887
                                                                    ---------------  ------------
Total assets                                                                 1,366          1,411
                                                                    ---------------  ------------

Current liabilities
Trade and other payables                                     13              (404)         (437)
Tax liabilities                                                               (56)           (55)
Obligations under finance leases                             14                (1)            (1)
Bank loans and overdrafts                                    14               (13)           (14)
                                                                    ---------------  ------------
                                                                             (474)          (507)
                                                                    ---------------  ------------

Non-current liabilities
Bank loans and overdrafts                                    14               (23)          (21)
Trade and other payables                                     13                (4)           (6)
Retirement benefit obligations                                               (227)         (230)
Long-term provisions                                         15              (165)         (145)
Obligations under finance leases                             14                (1)          (1)
                                                                    ---------------  ------------
                                                                             (420)          (403)
                                                                    ---------------  ------------
Total liabilities                                                            (894)          (910)
                                                                    ---------------  ------------

                                                                    ---------------  ------------
Net assets                                                                     472          501
                                                                    ===============  ============

Capital and reserves
Called-up share capital                                     16a                 52            52
Shares to be issued                                          17                 31            28
Share premium account                                        17                  4             4
Capital reserve                                              17                  9              9
Capital reduction reserve                                    17                186            186
Retained earnings                                            17                189            221
                                                                    -----------------------------

Equity attributable to equity holders of parent company                        471           500
Equity minority interests                                                        1              1
                                                                    ---------------  ------------
Total equity                                                                   472            501
                                                                    ===============  ============


                                       23




CONSOLIDATED CASH FLOW STATEMENT

                                                                         3 months ended
                                                                             30 June
GBP million                                                 Note          2005        2004


Net cash (outflow)/inflow from operating activities before
   restructuring items and litigation*                                    (10)           8
Cash outflows from restructuring items and litigation        4b            (6)        (26)
                                                                     ----------- -----------
Net cash outflow from operating activities after
  restructuring items and litigation                         18           (16)        (18)

                                                                     -----------------------
  Continuing Operations                                                   (16)        (15)
  Discontinued Operations                                                    -         (3)
                                                                     -----------------------

Investing activities
Purchases of property, plant and equipment                                 (6)         (5)
Capitalised development costs                                              (2)         (2)
Disposals of property, plant and equipment                                   -           1
Disposal of interests in subsidiaries                                        2         (4)
Income from loans, deposits and investments                                  5           4
                                                                     ----------- -----------
Net cash flows from investing activities                                   (1)         (6)
                                                                     ----------- -----------


Financing activities
Borrowings due within one year - repayments                                (1)           -
Borrowings due after one year - advances                                     2           -
Loan note repayments                                                         -        (23)
Redemption premium                                                           -         (3)
                                                                     ----------- -----------
Cash flows from financing activities                                         1        (26)
                                                                     ----------- -----------


Cash and cash equivalents at the beginning of the period
                                                                           334         519
Net decrease in cash and cash equivalents                                 (16)        (50)
Effect of foreign exchange rate changes                                      1           4
                                                                     ----------- -----------
Cash and cash equivalents at the end of the period                         319         473
                                                                     =========== ===========







CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                                                                         3 months            3 months
                                                                                            ended               ended
                                                                                     30 June 2005        30 June 2004

GBP million

Exchange gains on translation of foreign operations                                              2                 -
Actuarial gains on defined benefit pension schemes                                               -                 -
                                                                                   -----------------  -----------------
Net income recognised directly in equity                                                         2                 -

(Loss) for the period                                                                         (34)              (25)

                                                                                   -----------------  -----------------
Total recognised income and expense for the period                                            (32)              (25)
                                                                                   =================  =================

Attributable to:
Equity holders of the parent                                                                  (32)              (25)
Minority interests                                                                               -                 -
                                                                                   -----------------  -----------------
                                                                                              (32)              (25)
                                                                                   =================  =================





* See 'Non-GAAP measures, page 3.


                                       24



NOTES TO THE NON-STATUTORY ACCOUNTS

1.       ACCOUNTING POLICIES

Financial information in the non-statutory accounts is presented on a consistent basis with the IFRS accounting policies of Marconi Corporation plc. The policies that the Group considers to be its principal accounting policies are set out below. Comparatives for the quarter ended 30 June 2004 and as at 31 March 2005 have been restated under IFRS. The Company will adopt 'IFRS as adopted by the European Commission for use in the European Union' ('EU GAAP') for the first time in its financial statements for the year ended 31 March 2006, which will include comparative financial statements for the year ended 31 March 2005. IFRS 1, 'First-time Adoption of International Financial Reporting Standards', requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (31 March 2006). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS 1 (1 April 2005) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information, as of and for the three month periods ended 30 June 2005 and 2004, has been prepared in accordance with EU GAAP effective, or issued and early adopted, at 30 June 2005. The EU GAAP that will be applicable at 31 March 2006, including standards that will be applicable on an optional basis, are not known with any certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company's first IFRS financial statements.

The financial information does not comprise statutory accounts for the purposes of Section 240 of the Companies Act 1985, has not been prepared in accordance with IAS 34, 'Interim Financial Reporting,' and has not been audited.




Basis of consolidation

The Group financial statements include the results of the Company and all of its subsidiary undertakings, together with the Group's share of the results of its associates and joint ventures under the equity accounting basis.

A subsidiary is an entity that is controlled, directly or indirectly, by the Group. Control is the power to govern the financial and operating policies of the entity in order to obtain benefits from its activities. An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the entity. A joint venture is an undertaking that is jointly controlled by the Group under a contractual arrangement.

Revenue

Revenue excludes VAT and comprises sales to third party customers. Revenue from product sales of hardware and software is recognised when: persuasive evidence of an arrangement exists; delivery has occurred or service has been rendered; customer acceptance has occurred; the price to the buyer is fixed or determinable; and collectability is reasonably assured. Revenue from services is recognised at the time of performance and acceptance by the customer.

Revenue from multiple element contracts is allocated based on the relative fair value of each individual element.

Revenue on long-term contracts is recognised under the percentage-of-completion method of accounting and is calculated based on the ratio of costs incurred to date compared with the total expected costs for that contract.

Research and development

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Internal development expenditure is charged to income in the year in which it is incurred unless it meets the recognition criteria of IAS 38, Intangible Assets. Only costs incurred following commencement of customer trials are considered for capitalisation, as field trials signal the point at which technical feasibility has been proven in a customer environment. Costs are not capitalised unless a significant customer order has been received and the future margin exceeds the value of the eligible costs.

Where these criteria are met, development costs are capitalised and amortised over two years on a straight-line basis. Intangible assets are assessed for impairment annually, or earlier upon indication of impairment.

Business combinations and goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the cost of acquisition exceeds the fair value of net assets acquired.

Goodwill arising on acquisitions is capitalised and reviewed for impairment annually, or whenever there are indications that the carrying value may not be recoverable. Any impairment is recognised


                                       25



1.       ACCOUNTING POLICIES (continued)

immediately in the income statement and is not subsequently reversed. Prior to 1 April 2004, goodwill was amortised over its estimated useful life. Amortisation ceased on 31 March 2004. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Post-retirement benefits

The Group accounts for pensions and other post-retirement benefits (principally healthcare) under IAS 19, Employee Benefits. For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method and actuarial valuations for accounting purposes are carried out at each half-year and year-end. The operating and financing costs of these schemes are recognised separately in the income statement.

Current service cost is spread systematically over the lives of employees and financing costs are recognised in the period in which they arise. Past service cost is recognised immediately to the extent that the benefits are already vested, and is otherwise amortised on a straight-line basis over the average period until the benefits become vested. Interest on pension scheme liabilities is presented within 'Finance costs' and the expected return on pension assets is presented within 'Investment income'. Actuarial gains and losses are recognised in full in the period in which they occur in the Statement of Recognised Income and Expense.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, as adjusted for unrecognised past service cost, reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to the value of unrecognised past service cost, plus the present value of available refunds and reductions in future contributions to the scheme.


An actuarial assessment of the Group's defined benefit pension scheme liabilities and valuation of pension assets was performed under IAS 19 at 31 March 2005 and has not been updated for the 3 months to 30 June 2005. The following assumptions were adopted from 31 March 2005 for the UK plan, the Group's largest pension plan:


                                                    At 31 March & 30 June  2005
                                                                        percent

UK plan                                                                    2.75
Inflation assumption                                                       2.75
Discount rate                                                              5.50
Rate of general increase in salaries                                       4.25
Rate of increase in pensions in payment                                    2.75
Rate of increase for deferred  pensioners                                  2.75
Rate of credited interest                                                  2.50


As previously disclosed, the assumption adopted in respect of the expected mortality of the UK plan members is based on the experience analysis carried out for the most recent formal valuation, updated for experience to 31 March 2004. In addition Marconi also recognises that improvements in longevity are likely to continue and made a further allowance for this within the IAS 19 liabilities at 31 March 2005. The UK plan experience will continue to be monitored at successive plan valuations.

As no changes have been made to assumptions, no adjustments have been made through the consolidated statement of recognised income and expense in the 3 months to 30 June 2005. The Group has recognised the service cost, plan contributions, benefit payments, interest on pension scheme liabilities and expected return on pension scheme assets for the quarter in accordance with the actuarial assumptions set out above.



Payments to defined contribution retirement benefit schemes are charged to the income statement as they fall due.

Share-based payments

The Group issues  equity-settled  share-based payments to certain employees.  In
accordance  with  IFRS  2,  Share-based  Payments,   equity-settled  share-based
payments are measured at fair value at



                                       26




1.       ACCOUNTING POLICIES (continued)

the date of grant. The fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the number of shares that will eventually vest.

Fair value is calculated using a binomial option-pricing model. The expected life used in the model has been adjusted for the effects of exercise restrictions and expected exercise behaviour, based on management's best estimates.

The Group also provides employees with the ability to purchase the Group's ordinary shares at 90% of the current market value. The Group records an expense, based on its estimate of the 10% discount related to shares expected to vest on a straight-line basis over the vesting period.

Financial instruments

Financial assets and liabilities are recognised in the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Bank borrowings:

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis to the income statement using the Effective Interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Derivative financial instruments and hedge accounting:

The use of financial derivatives is governed by the Group's policies, as approved by the Board of Directors, which set out written principles on the use of financial derivatives. In February 2005, the Group re-commenced hedging of foreign currency cash flows with forward foreign exchange contracts. Where a forward foreign exchange contract hedges a foreign currency asset or liability, movements on the derivative and the hedged item are taken to the income statement. Where a forward foreign exchange contract hedges a probable commitment, it must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group's operations. Gains and losses arising on these contracts are deferred and recognised in the income statement only when the hedged transaction has itself been reflected in the Group's financial statements.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with unrealised gains or losses reported in the income statement.

Foreign currencies

The functional currency of each of the Group's subsidiaries is the local currency of the country in which each subsidiary is located. Transactions in currencies other than the functional currency are recorded at the prevailing rate of exchange on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the period-end rate. The resulting exchange differences are taken into account in determining the profit or loss on ordinary activities before taxation.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at period-end exchange rates. Income and expense items are translated at the average rate for the period. Exchange differences arising are taken to reserves via the Statement of Recognised Income and Expense. On disposal of an operation, these translation differences are recognised as income or expense in the period in which the operation is disposed of.



                                       27




1.       ACCOUNTING POLICIES (continued)

       Key rates used are as follows:

                                    Average rates                 Period-end rates
                                  3 months ended
                                      30 June                   30 June          31 March
                                  2005            2004             2005              2005
             --------------- ------------ --------------- ---------------- -----------------

             US dollar            1.8410          1.8066           1.7925            1.8896

             Euro                 1.4787          1.4904           1.4806            1.4540


The differences arising from the restatement of profits and losses and the retranslation of the opening net assets and liabilities to period-end rates are taken to reserves.

Taxation

The charge for taxation is based on the taxable profits for the financial year and includes the effect of temporary differences between the treatment of certain items for taxation and for accounting purposes, where the effect is to be recognised in the balance sheet. A deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available against which to utilise tax losses and attributes.

There are significant losses brought forward in some Group companies as at 1 April 2005. No deferred tax asset relating to tax losses and attributes is recognised on the balance sheet unless it is probable that future taxable profits will be available against which to utilise the tax losses and attributes. The Group will re-assess the recognition of deferred tax assets at each balance sheet date.

The Group does not propose to provide for the un-remitted earnings of foreign subsidiaries, as there is no commitment to remit such earnings and the Group controls such remittances. The Group makes no provision for temporary differences relating to investments in subsidiaries given that the realisation of such differences is controlled and is not probable in the foreseeable future. No deferred tax liabilities are separately disclosed on the basis that balances are in jurisdictions where the Group has the legally enforceable right to set off deferred tax assets and liabilities and the amounts relate to taxes that are levied by the same tax authority on the same taxable enterprise or group of enterprises.

Property, plant and equipment

Property, plant, machinery, fixtures, fittings, tools and equipment are stated at cost less accumulated depreciation and less any recognised impairment loss.

Depreciation is charged so as to expense the cost of assets, other than land and assets under construction, over their estimated useful lives, using the straight-line method, on the following bases:

-------------------------------------------------------------------------------
Freehold buildings                            2 to 4% per annum
Leasehold property                            Over the lease term or 50 years
                                              for long leases
Plant and machinery                           10% per annum on average
Fixtures, fittings, tools and equipment       10% per annum
       --------------------------------------------- --------------------------

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the lease.

Annual reviews are conducted of the estimated remaining lives of assets and the residual values.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

All such assets are reviewed for impairment when there are indications that the carrying value may not be recoverable.

Borrowing costs directly attributable to the acquisition, construction or production of assets are not capitalised but are recognised in the income statement in the period in which they are incurred.


                                       28




1.       ACCOUNTING POLICIES (continued)


Leases

In accordance with IAS 17, Leases, leases are classified as finance leases whenever the terms of the lease agreement transfer substantially all the risks and rewards of ownership of the related assets to the lessee. All other leases are classified as operating leases.


The Group as lessor:

Rental income from operating leases is recognised on a straight-line basis over the term of the lease.

The Group as lessee:

Assets held under finance leases are capitalised and included within 'Property, plant and equipment' at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

Inventories


Inventories are stated at the lower of cost and net realisable value. Provision is made for obsolete, slow moving or defective items where appropriate.

Long-term contracts

Profit on long-term contracts in progress is taken when a sale is recorded on part delivery of products or part performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in 'Trade and Other Receivables', are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in 'Trade and Other Payables'. Cumulative costs incurred, net of amounts transferred to cost of sales, less provisions for contingencies and anticipated future losses on contracts, are included in 'Inventories'.

Where the outcome of a long-term contract cannot be estimated reliably, contract revenue is recognised to the extent of costs incurred, if it is probable that they will be recovered. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately.

Provisions

Provisions for estimated expenses related to product warranties are made at the time the products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims and take into consideration:

  +   the history of warranty cost associated with the product or similar products;
  +   the length of the warranty obligation;
  +   the development cycle of the product; and
  +   the estimated cost of 'one-off' failures that require correction.

Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties.



                                       29




1.     ACCOUNTING POLICIES (continued)

       Contingent liabilities

Through the course of normal business, the Group is subject to legal proceedings and other claims, the settlement of which may involve cost to the Group. A determination of the amount of provision, if any, required for these contingencies is based on careful analysis of each issue with the assistance of external legal counsel. A provision is generally made where an adverse outcome is probable and associated costs can be estimated reliably.


                                       30




2.       SEGMENTAL ANALYSIS

Analysis of results and operating net assets/(liabilities) by class of business


                                           Adjusted profit/(loss)
                                               from operations             Revenue                  Operating
                                              3 months ended          3 months ended 30       net assets/(liabilities)
      GBP million                                   30 June                   June
                                                                                                   30 June      31 March
                                                 2005        2004        2005        2004             2005          2005

      Optical and Access Networks                  (6)        (8)            141         137
                                                                                                       194            164
      Network Services                               4          5            116         114

      Data Networks                                  4          8             28          38            18             17
      Central                                      (8)        (7)              -           -         (150)          (121)
      Share option costs                           (2)       (10)
                                          ------------ -----------  ------------ ----------- --------------  ------------

      Continuing Operations                        (8)       (12)            285         289            62             60
                                          ------------ -----------  ============ =========== --------------  ------------


      Restructuring and litigation                (27)          1   Intangible assets                     9             9
      Share of operating loss of                                    Goodwill                            390           390
      associate                                    (1)          -   Investments                           8             8
                                                                    Net funds                           281           297
                                                                    Current taxation                   (51)          (33)
                                                                    Retirement scheme
                                                                    deficits                          (227)         (230)
                                          ------------ -----------                           --------------  ------------
      Group loss from Continuing
      Operations                                  (36)       (11)   Net assets                          472           501
                                          ============ ===========                           ==============  ============




Central costs include GBP2 million of share option and related payroll costs (2004: GBP10 million).

Operating net assets/(liabilities) include property, plant and equipment, inventories, receivables, payables (excluding borrowings and taxation) and long-term provisions.



Analysis of results from Continuing Operations (before restructuring, litigation costs and the share of operating loss of associates*), revenue and operating net assets/(liabilities) by territory of origin



                                  Adjusted profit/ (loss)                                        Operating
                                      from operations                Revenue              net assets/(liabilities)
                                       3 months ended             3 months ended
      GBP million                            30 June                  30 June                      30 June     31 March
                                          2005      2004          2005         2004                  2005          2005

      UK (incl. central costs)             (14)      (8)           117          122                  (79)          (42)
      Other EMEA                            (3)      (7)           103          109                    88            91
      North America                           5        7            31           39                    66            47
      CALA                                    -        -            13            8                  (16)          (19)
      APAC                                    4      (4)            21           11                     3          (17)
                                 -------------- -----------  ------------ ------------  ------------------ ------------

                                            (8)     (12)           285          289                    62            60
                                 ============== ===========  ============ ============  ================== ============


Sales by Group companies to joint ventures and associates amounted to GBP4 million (2004: GBP6 million). Purchases from joint ventures and associates amounted to GBP1 million (2004: GBP1 million).

*loss from associates is included in loss from operations on the face of the consolidated income statement.


                                       31

2.     SEGMENTAL ANALYSIS (continued)

       Analysis of revenue by class of business

                                                                 To customers in the               To customers
       GBP million                                                   United Kingdom                   overseas
       3 months ended 30 June                                      2005           2004            2005           2004

       Optical and Access Networks                                   40              41            101             96
       Network Services                                              69              67             47             47
       Data Networks                                                 -                1             28             37
                                                           -------------- --------------  --------------  -------------

       Continuing Operations                                        109             109            176            180
       Discontinued Operations                                       -               -              -              50
                                                           -------------- --------------  --------------  -------------
                                                                    109             109            176            230
                                                           ============== ==============  ==============  =============


       Analysis of revenue by territory of destination

       GBP million
       3 months ended 30 June                                                                    2005           2004
       UK                                                                                         109            109
       Other EMEA                                                                                 105            115
       North America                                                                               34             38
       CALA                                                                                        12              9
       APAC                                                                                        25             18
                                                                                          --------------  -------------
                                                                                                  285            289
                                                                                          ==============  =============


       Analysis of restructuring and litigation items by class of business
       GBP million
       3 months ended 30 June                                                                    2005           2004

       Optical and Access Networks/Network Services
                                                                                                 (25)            (3)
       Data Networks                                                                              (2)              4
                                                                                          --------------  -------------
       Continuing Operations                                                                     (27)              1
                                                                                          ==============  =============


       Analysis of restructuring and litigation items by territory of origin

       GBP million
       3 months ended 30 June                                                                    2005           2004

       UK (incl. central costs)                                                                  (25)              -
       Other EMEA                                                                                   -            (2)
       North America                                                                              (2)              3
       CALA                                                                                         -              -
       APAC                                                                                         -              -
                                                                                          --------------  -------------

                                                                                                 (27)              1
                                                                                          ==============  =============


Further details on restructuring and litigation items are shown in note 4(a).


                                       32





3.       PROFIT/(LOSS) FROM OPERATIONS

                                                                                 Restructuring
                                                                                and litigation
       GBP million                                             Continuing                items                Total
       3 months ended 30 June 2005

       Revenue                                                      285                    -                  285
       Cost of sales                                               (199)                   -                (199)
                                                      --------------------  -------------------  -------------------

       Gross profit                                                   86                   -                   86

       Selling and distribution expenses                            (33)                   -                 (33)
       Administrative expenses - other                              (17)                (27)                 (44)
       Research and development                                     (45)                   -                 (45)
       Other operating income                                          1                   -                    1
       Share of loss of associates                                   (1)                   -                  (1)
                                                      --------------------  -------------------  -------------------

       Loss from operations                                          (9)                (27)                 (36)
                                                      ====================  ===================  ===================


                                                                                 Restructuring
                                                                                and litigation
       GBP million                                             Continuing                items               Total
       3 months ended 30 June 2004

       Revenue                                                       289                    -                 289
       Cost of sales                                               (196)                    1               (195)
                                                      --------------------  -------------------  -------------------

       Gross profit                                                   93                    1                  94

       Selling and distribution expenses                            (36)                    -                (36)
       Administrative expenses - other                              (25)                  (2)                (27)
       Research and development                                     (44)                    -                (44)
       Other operating income                                          -                    2                   2
       Share of loss of associates                                     -                    -                   -
                                                      --------------------  -------------------  -------------------

       (Loss)/profit from operations                                (12)                    1                (11)
                                                      ====================  ===================  ===================


In the three months ended 30 June 2005, share option and related payroll costs of GBP2 million (2004: GBP10 million) were included within selling and distribution expenses, administrative expenses and research and development.

The Group disposed of its Outside Plant and Power (OPP) business during the year ended 31 March 2005. The results of OPP are shown in note 8.

Restructuring and litigation items are shown in further detail in note 4(a).



                                       33



4.       RESTRUCTURING AND LITIGATION ITEMS

       These items have been analysed as follows:

a)       Restructuring and litigation items - Consolidated income statement


              GBP million
              3 months ended 30 June                                                          2005             2004


              Restructuring credits - included in cost of sales              (i)                 -                1

              Restructuring costs                                            (ii)             (27)              (2)

              Decrease in provision for litigation settlement               (iii)                -                2
                                                                                    ----------------  ---------------

              Restructuring and litigation items                                              (27)                1
                                                                                    ================  ===============


(i) In the 3 months ended 30 June 2004, GBP1 million was received for inventories, previously fully provided for, and subsequently utilised by Jabil Circuit Inc.

(ii) As part of the Group's cost reduction actions, a net charge of GBP27 million (2004: GBP2 million) was recorded during the 3 months ended 30 June 2005. This included a GBP23 million charge (2004: GBP5 million) for employee severance and a GBP4 million charge (2004: GBP3 million credit) for site rationalisation and other restructuring costs.

(iii) In Part X, section 15.4 of our listing particulars we disclosed the lawsuit filed by Bell Communications Research Inc., now known as Telcordia Technologies Inc., or Telcordia. A settlement agreement, in which we agreed to make a one-time payment of $21 million (approximately GBP12 million) to Telcordia was signed on 24 June 2004 in exchange for a licence to Telcordia's ATM patent portfolio and as full and final settlement of all outstanding claims. As a consequence of this claim, we made a release of GBP2 million of excess provision to our operating results in the 3 months ended 30 June 2004.


                                       34




4.       RESTRUCTURING AND LITIGATION ITEMS (continued)

b)       Restructuring and litigation items - consolidated cash flow statement


       GBP million
       3 months ended 30 June                                                                     2005           2004


       Restructuring costs                                                                         (6)           (14)
       Litigation settlement                                                                         -           (12)
                                                                                        ----------------  -------------

      Continuing Operations                                                                        (6)           (26)
                                                                                        ================  =============



5.       INVESTMENT INCOME

       GBP million
       3 months ended 30 June                                                                    2005            2004

       Interest receivable:
         Loans and deposits                                                                         3               3
         Other                                                                                      2               1
                                                                                        ----------------  -------------
                                                                                                    5               4
       Expected returns on pension scheme assets                                                   35              35
                                                                                        ----------------  -------------

                                                                                                   40              39
                                                                                        ================  =============


                                       35


6.

FINANCE COSTS

       GBP million
       3 months ended 30 June                                                                2005               2004


       Interest payable - bank loans, loan notes and overdrafts                               (2)                (6)
       Interest on pension scheme liabilities                                                (36)               (36)
       Premium on redemption of Loan Notes                                                      -                (3)
       Movements in the fair value of derivatives                                               -               (12)
                                                                                ------------------- ------------------
                                                                                             (38)               (57)
                                                                                =================== ==================



All references to derivatives are in respect of the Group's Senior Notes where the requirement to pay a redemption premium of 10% under certain circumstances was treated as an embedded derivative under IAS 39 "Financial Instruments:
Recognition and Measurement." Embedded derivatives are accounted for at fair value and are marked to market each reporting period. Fair value changes are reflected in finance costs each period. For the three months ended 30 June 2004 a charge of GBP12 million was recorded. The Senior Notes were fully paid down in the second quarter of FY05, and the Group has not identified further embedded derivatives. As a result, no movements were recorded in the quarter ended 30 June 2005.

The fair value of outstanding foreign exchange contracts at 30 June 2005 was immaterial.



7.       TAX

a)       Tax credit on loss on ordinary activities


       GBP million
       3 months ended 30 June                                                              2005               2004

       Current tax:
       Corporation tax 30% (2004: 30%)                                                        -                  -
       Overseas tax                                                                           -                 (2)
       Overseas overprovision in respect of prior years                                       -                  5
                                                                               -------------------- ------------------

                                                                                              -                  3
                                                                               ==================== ==================


For the 3 months ended 30 June 2005, no tax was paid due to the utilisation of available tax losses.

For the 3 months ended 30 June 2004 the net tax credit was GBP3 million due to a GBP5 million release of taxation in respect of prior periods and GBP2 million current period charge.



b) Factors that may affect future tax charges

Deferred tax assets have not been recognised in respect of losses, pension scheme deficits, and litigation and restructuring expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.



                                       36



8.    DISCONTINUED OPERATIONS

The Group disposed of its OPP business in the year ended 31 March 2005.

The results of the Discontinued Operations, which have been included in the consolidated income statement, were as follows:


       GBP million
       3 months ended 30 June                                                                                      2004

       Revenue                                                                                                       50
       Expenses                                                                                                     (49)

       Profit before tax and net profit after tax
         attributable to Discontinued Operations                                                                      1




9.       PROFIT/(LOSS) PER SHARE

Basic and diluted profit/(loss) per share is calculated by reference to a weighted average of 208.8 million ordinary shares (2004: 200.3 million ordinary shares) in issue during the period. The effect of the share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic profit/(loss) per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below:


Continuing Operations

                                                                           2005                       2004
                                                                                 Loss per                  Loss per
       3 months ended 30 June                                        Loss           share          Loss        share
                                                              GBP million           Pence   GBP million        Pence

       Basic loss and basic loss per share                           (34)          (16.3)          (25)       (12.5)
       Adjustment to exclude loss from discontinued operations
                                                                        -               -           (1)        (0.5)
       Restructuring and litigation items:
         Restructuring credits included in cost of sales                -               -           (1)        (0.5)
         Restructuring costs                                           27            12.9             2          1.0
         Decrease in provision for litigation settlement                -               -           (2)        (1.0)
                                                                ------------  -------------- ------------- ------------
       Adjusted loss and adjusted basic loss per share
                                                                      (7)           (3.4)          (27)       (13.5)
                                                                ============  ============== ============= ============




       Discontinued Operations

                                                                                                2004

                                                                                           Profit         Profit per
       3 months ended 30 June                                                                                  share
                                                                                      GBP million              Pence

       Basic profit and basic profit per share                                                  1                0.5
                                                                                 =================== ==================


                                       37




10.      INVENTORIES

                                                                                      30 June            31 March
       GBP million                                                                       2005                2005

       Raw materials and bought in components                                              45                  37
       Work in progress                                                                    36                  33
       Finished goods                                                                      95                  89
       Long term contract work in progress                                                  6                   3
                                                                            --------------------- -------------------

                                                                                          182                 162
                                                                            ===================== ===================



11.          TRADE AND OTHER RECEIVABLES

                                                                                       30 June            31 March
       GBP million                                                                        2005                2005

       Current assets:
           Trade receivables                                                               259                 307
           Amounts owed by associates                                                       16                  17
           Other debtors                                                                    33                  30
           Prepayments and accrued income                                                   24                  15
                                                                              ------------------- -------------------
                                                                                           332                 369
       Non-current assets:
          Trade receivables                                                                  3                   -
          Prepayments and accrued income                                                     1                   1
                                                                              ------------------- -------------------

                                                                                             4                   1
                                                                              ------------------- -------------------

                                                                                           336                 370
                                                                              =================== ===================


The Group has assigned certain trade debts as security against the advance of cash from third party providers. All debts remain outstanding at 30 June 2005 and interest of GBP125,000 was recognised in the quarter. The Group is not obliged to, nor does it intend to, support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek payment from the Group of the capped finance charge under the arrangement and that recourse from the Group is not available.

The Group has available to it uncommitted customer receivables financing facilities totalling Euro 84 million (GBP57 million). At the end of June 2005, Euro 49 million (GBP33 million) of this facility had been utilised. Whilst the facilities do not have formal expiry dates, Euro 24 million (GBP16 million) is due for review in December 2005 and Euro 60 million (GBP41 million) is due for review in March 2006.


                                       38





12.      CASH AT BANK AND IN HAND

       GBP million                                                                       30 June           31 March
                                                                                            2005               2005

       Cash and bank deposits repayable on demand                                            258                239
       Other cash deposits                                                                    61                 95
                                                                                ------------------- ------------------

       Cash at bank and in hand                                                              319                334
                                                                                =================== ==================

       Included in the amounts above are restricted
        cash balances of:
       Collateral against bonding facilities                                                  45                 78
       Held by captive insurance company                                                      16                 17
       Security for borrowings in Italy                                                        8                  8
                                                                                ------------------- ------------------
                                                                                              69                103

       Cash held at subsidiary level and cash in transit                                      62                 64
       Available treasury deposits                                                           188                167
                                                                                ------------------- ------------------

                                                                                             319                334
                                                                                =================== ==================

       By currency:
         Sterling                                                                            136                138
         Euros                                                                               115                128
         US Dollars                                                                           35                 35
         Other                                                                                33                 33
                                                                                ------------------- ------------------

                                                                                             319                334
                                                                                =================== ==================


At 30 June 2005, we held approximately Euro 80 million (GBP54 million) and US dollar 35 million (GBP20 million) of foreign currency denominated cash within the UK. This cash is not treated as a hedge for accounting purposes and gains and losses on retranslation of the cash into sterling are taken to net finance costs.


                                       39



13.      TRADE AND OTHER PAYABLES

                                                                                     30 June             31 March
            GBP million                                                                 2005                 2005

         Current liabilities:
         Payments received in advance                                                     37                   49
         Trade payables                                                                  177                  187
         Other taxation and social security                                               29                   23
         Other creditors                                                                  22                   64
         Accruals and deferred income                                                    139                  114
                                                                            -------------------  -------------------

                                                                                         404                  437
                                                                            ===================  ===================

       Non-current liabilities:
         Accruals and deferred income                                                      4                    6
                                                                            -------------------  -------------------

                                                                                         408                  443
                                                                            ===================  ===================


14.      BORROWINGS
                                                                                       30 June             31 March
            GBP million                                                                   2005                 2005

       Current liabilities:
         Bank loans and overdrafts:
            Repayable on demand                                                           10                   10
            Other                                                                          3                    4
                                                                            -------------------  -------------------
                                                                                          13                   14
            Obligations under finance leases                                               1                    1
                                                                            -------------------  -------------------

                                                                                          14                   15
                                                                            ===================  ===================
       Non-current liabilities:
         Bank loans and overdrafts                                                        23                   21
         Obligations under finance leases                                                  1                    1
                                                                            -------------------  -------------------

                                                                                          24                   22
                                                                            ===================  ===================

       Borrowings by currency:
         Euros                                                                            28                   27
         US Dollars                                                                        -                    -
         Chinese Yuan                                                                     10                   10
                                                                            -------------------  -------------------

                                                                                          38                   37
                                                                            ===================  ===================


                                       40



15.   PROVISIONS FOR LIABILITIES AND CHARGES

                                                                     Contracts      Litigation
                                                                           and             and
       GBP million                  Restructuring    Warranties      commitments     indemnities       Other    Total

       At 1 April 2005                       24            26               16              66          13      145
           Charged                           29             2                2               2           -       35
           Released                           -             -              (1)               -         (1)      (2)
           Utilised                         (6)           (3)              (1)             (3)         (2)     (15)
           Exchange rate
            adjustment                        -             -                1               1           -        2
                                    ------------  ------------  ---------------  --------------  ----------  --------

       At 30 June 2005                       47            25               17              66          10      165
                                    ============  ============  ===============  ==============  ==========  ========


Restructuring mainly comprises expected costs for employee severance (GBP34 million) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total GBP13 million). The majority of associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next three years. The consolidated income statement has been charged with GBP27 million with a further GBP2 million held in other debtors to be amortised in future periods.

Warranties comprise the expected costs of maintenance under guarantees and other work in respect of products delivered, the associated outflows for which are generally expected to occur over the lives of the products.

Contracts and commitments comprise liquidated damages, onerous supply contracts and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long-term in nature.

Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate to industrial diseases. The Group's exposure to these claims, which was assessed by actuaries at 31 March 2005, amounts to GBP18 million (2004: GBP18 million) after discounting at a rate of 4.5%. The effect of the unwind of the discount was GBPnil million for the 3 months ended 30 June 2005.

Other provisions mainly comprise payroll taxes on share options and other post-retirement agreements. The release in the period represents the decrease in National Insurance accrued on share options.



16.      EQUITY SHAREHOLDERS' INTERESTS

a)       Share capital


                                                                           Number of shares                    GBP

       Ordinary shares of 25p each
       Allotted, called-up and fully paid at 1 April 2005                       208,740,939              52,185,235
       Shares issued:
         Warrants exercised                                                             133                      33
         Share options exercised                                                     36,000                   9,000
                                                                         ----------------------  ---------------------
       Allotted, called-up and fully-paid at 30 June 2005                       208,777,072              52,194,268

       Unissued at 30 June 2005                                                 417,972,781             104,493,195
                                                                         ----------------------  ---------------------

       Authorised at 30 June 2005                                               626,749,853             156,687,463
                                                                         ======================  =====================

b)       Warrants

At the time of the financial restructuring, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total 49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of GBP1.50 each. As a result of the subsequent one for five share consolidation, five warrants must now be exercised per 25p ordinary share, giving an aggregate subscription price of GBP7.50 per share.

At 30 June 2005, 49.6 million warrants remained outstanding.


                                       41


16.      EQUITY SHAREHOLDERS' INTERESTS (continued)

c)       Share Options

At 30 June 2005 the following share options were outstanding in respect of the Company's ordinary shares:


                                            Number of
                                           shares under     Subscription
                                              option           price
                                             million         per share      Exercise period

       Senior Management plan
         Granted 24 June 2003                  8.1              Nil         May 2004 to May 2013
         Granted 1 September 2003              0.6              Nil         May 2004 to May 2013
         Granted 13 February 2004              1.1              Nil         October 2004 to February 2014

       Employee plan
         Granted 30 June 2003                  3.6             GBP3.08        May 2004 to May 2013
         Granted 1 September 2003              0.1             GBP4.55        May 2004 to May 2013
         Granted 13 February 2004               -              GBP7.17        May 2004 to February 2014
         Granted 1 December 2004               0.7             GBP5.72        December 2004 to August 2008
         Granted 6 December 2004               0.1             GBP5.67        December 2004 to August 2008



Both plans have five performance targets, each having a period in which the options over shares will vest. The first four performance targets have now been met.

The overall impact on the Group's Consolidated income statement over the life of the plans through to the financial year ending 31 March 2007, assuming the final performance target is also met, will be approximately GBP64 million before payroll taxes under IFRS. We expect the remaining charge under IFRS 2 before payroll taxes to be GBP9 million in the year to 31 March 2006 and GBP3 million in the year to 31 March 2007. The GBP59 million charge is a non-cash item.



17.      RESERVES

                                         Shares         Share                     Capital
                                          to be       premium                   reduction       Retained
                                                                    Capital
       GBP million                         issued       account       reserve       reserve       Earnings       Total

       At 1 April 2005                       28             4             9           186            221         448
         Loss retained for the
         period                               -             -             -             -           (34)        (34)
         Exchange differences                 -             -             -             -              2           2
         Shares to be issued                  3             -             -             -              -           3
                                    -------------- -------------  ------------  ------------ --------------  ----------

       At 30 June 2005                       31             4             9           186            189         419
                                    ============== =============  ============  ============ ==============  ==========





On 21 May 2003, the High Court approved a reduction of share capital and share premium accounts. These balances were credited to retained earnings. The High Court determined that any surplus over the deficit at 31 March 2003 was to be held as a non-distributable reserve, which would be transferred to retained earnings are incurred or when all creditors as at 21 May 2003 have been satisfied. Company losses of GBPnil million have been transferred in the period.

                                       42



18. CASH FLOW FROM OPERATING ACTIVITIES AFTER RESTRUCTURING AND LITIGATION


       GBP million
       3 months ended 30 June 2005                                  Continuing

       Loss from operations                                               (36)
       Restructuring and litigation                                         27
                                                                  ---------------
       Loss from operations before restructuring and litigation*           (9)

         Depreciation charge                                                 8
         Amortisation of intangibles                                         2
         Shares to be issued related to share options                        3
         Gain on disposal of property, plant and equipment                   -
                                                                  ---------------
       Operating cash flows before movements in working capital
                                                                             4

         Increase in inventories                                          (19)
         Decrease in receivables                                            33
         Decrease in payables                                             (34)
         Increase in provisions                                            (4)
                                                                  ---------------
       Cash generated by operations                                       (20)

         Net income taxes refunded                                          11
         Interest paid                                                     (1)
                                                                  ---------------
       Net cash from operating activities                                 (10)
        Cash outflow from restructuring and litigation                     (6)
                                                                  ---------------
                                                                          (16)

                                                                  ===============



       GBP million
       3 months ended 30 June 2004                                  Continuing       Discontinued           Total


       Loss from operations                                               (11)                  1            (10)
          Restructuring and litigation                                     (1)                  -             (1)
                                                                  ---------------  -----------------  --------------
       Loss from operations before restructuring and litigation
                                                                          (12)                  1            (11)

       Depreciation charge                                                  10                  1              11
       Amortisation of intangibles                                           2                  -               2
       Shares to be issued related to share options                          8                  -               8
                                                                  ---------------  -----------------  --------------
       Operating cash flows before movements in working capital
                                                                             8                  2              10

       Increase in inventories                                               1                  2               3
       Decrease/(increase) in receivables                                   34                  -              34
       Increase/(decrease) in payables                                    (19)                (5)            (24)
       Decrease in provisions                                              (5)                (2)             (7)
                                                                  ---------------  -----------------  --------------
       Cash generated by operations                                         19                (3)              16

       Net income taxes paid                                               (2)                  -             (2)
       Interest paid                                                       (6)                  -             (6)
                                                                  ---------------  -----------------  --------------
       Net cash from operating activities                                   11                (3)               8
       Cash outflow from restructuring and litigation                     (26)                  -            (26)
                                                                  ---------------  -----------------  --------------
                                                                          (15)                 (3)           (18)
                                                                  ===============  =================  ==============


*See 'Non-GAAP measures', page 3.


                                       43





 19.   CONTINGENT LIABILITIES

                                                                        30 June            31 March
       GBP million                                                         2005                2005

       Contingent liabilities at period end                                  20                 20
                                                             =================== ===================


Litigation

Contingent liabilities relate mainly to legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group. The Group is engaged in a number of legal proceedings relating to patent and other claims under contracts. The Group is vigorously defending these claims, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

Guarantees

At 30 June 2005, the Group had provided third parties with a total of GBP134 million of guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 30 June 2005, the value of total collateral against these various guarantees was GBP45 million; in addition, we estimate that GBP76 million of the guarantees had varying conditional and unconditional rights to call for cash collateral.


                                      44




20.      RECONCILIATION OF IFRS TO US GAAP



The results for the three months ended 30 June 2005 have been prepared in accordance with IFRS. Except as described below, significant differences between UK and US GAAP are described in Note 10 to our consolidated financial statements included on Form 10-K for the year ended 31 March 2004 (as filed with the US Securities and Exchange Commission ("SEC")) and in Note 19 to our non-statutory accounts for the period ended 31 December 2004.

A reconciliation between IFRS and US GAAP for the three months ended 30 June 2005 and 2004 follows:



       GBP million
       3 months ended 30 June                                                                2005            2004

       Retained loss in accordance with IFRS                                                 (34)            (25)

       Continuing operations:
         Share option plans                                                                    13             (6)
         Pension and other post-retirement benefits                                           (2)             (1)
         Intangible asset amortisation                                                       (11)            (11)
         Restructuring costs                                                                    7             (7)
         Loss on sale of investments                                                            -             (2)
         Net interest expense                                                                   -               2
         Other, net(1)                                                                          -             (4)

       Discontinued Operations:
         GAAP differences related to Discontinued Operations                                    -             (1)

       Taxation adjustments:
         Tax effect of adjustments related to Continuing Operations                             -             (1)
                                                                                     ---------------  --------------

       Net income in accordance with US GAAP                                                 (27)            (56)
                                                                                     ===============  ==============

       Earnings per share - basic                                                          (0.13)          (0.28)
                                                                                     ===============  ==============
       Earnings per share - diluted                                                        (0.13)          (0.27)
                                                                                     ===============  ==============





       GBP million                                                                          30 June        31 March
                                                                                             2005            2005

       Equity Shareholders' interests in accordance with IFRS                                 471             500

       Items increasing/(decreasing) equity shareholders' interests:
         Goodwill                                                                             119             119
         Intangible assets                                                                    (6)               4
         Pension and other post-retirement benefits                                            64              66
         Provisions for restructuring costs                                                    10               4
         Provisions for industrial injury claims                                             (21)            (21)
         Other                                                                                (4)             (3)

                                                                                 -------------------  --------------

       Shareholders' equity in accordance with US GAAP                                        633             669
                                                                                 ===================  ==============


(1) This reconciliation has been amended subsequent to its release in the UK on 3 August 2005. We have reclassified GBP3 million of differences related to accounting for our Senior Notes into the caption 'Other, net'. The Senior Notes were fully repaid in Q2FY05.


                                      45





20.      RECONCILIATION OF IFRS TO US GAAP (continued)

Provision for industrial disease claims

Under IFRS, the Group's provision for industrial disease claims is discounted at a rate of 4.5% in accordance with the requirements of IAS 37 to record the provision at the present value of the expected cost to settle the obligation, as the time value of money is material. The provision is not discounted under US GAAP as, in accordance with Statement of Position 96-1, the timing and amounts of the cash flows for these obligations cannot be determined. Accordingly, an adjustment arises to record the non-discounted value of the provision under US GAAP.



                                       46



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 17 August, 2005